Sean M. Clayton

T: +1 858 550 6034

sclayton@cooley.com

June 14, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Margaret Schwartz and Laura Crotty

Re:	Ambrx Biopharma Inc.

Amendment No. 1 to F-1 Registration Statement

Filed May 28, 2021

File No. 333-256639

Ladies and Gentlemen:

On behalf of Ambrx Biopharma Inc. (“Ambrx” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated June 10, 2021 (the “Comment Letter”), relating to the above referenced F-1 Registration Statement.

In response to the Comments set forth in the Comment Letter, the Company is filing an amendment to the F-1 Registration Statement (the “Amended Registration Statement”) with this response letter.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form F-1, Submitted May 28, 2021

Business

Legal Proceedings, page 210

1.

We note your disclosure on pages 210-211 concerning the termination of your CFO. Please revise to provide the findings of the independent investigation and disclose whether severance or other amounts are payable.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 211 of the Amended Registration Statement.

Description of American Depositary Shares, Pages 245

2.

We note Section 20 of the Deposit Agreement filed as Exhibit 4.2 and your revisions to page 260. We note on page 259 that your forum selection provision identifies state and federal courts in New York, New York as the exclusive forum for certain litigation. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

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U.S. Securities and Exchange Commission

June 14, 2021

Page Two

Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents and Deposit Agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 262 of the Amended Registration Statement.

3.	Please revise page 260 to state, as stated in the Deposit Agreement, that in any case where the Depositary exercises its right to arbitrate, arbitration of the relevant dispute is mandatory.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 262 of the Amended Registration Statement.

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Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

June 14, 2021

Page Three

The Company respectfully requests the Staff’s assistance in completing the review of the Amended Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at (858) 550-6142 or Charles S. Kim of Cooley LLP at (858) 550-6049 with any questions or further comments regarding our responses to the Comments.

Sincerely /s/ Sean M. Clayton Sean M. Clayton Cooley LLP

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com